For Immediate Release
Trading symbol: NYSE, TSX — GLG	October 24, 2006
GLAMIS REPORTS THIRD QUARTER 2006 RESULTS; PROVIDES UPDATE
ON COMBINATION WITH GOLDCORP
October 24, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG), today reported net income of $19.2 million, or $0.11 per share, for the quarter ended September 30, 2006. Earnings per share before Goldcorp transaction expenses and non-cash stock-based compensation charges totaled $0.14.
Third Quarter 2006 Highlights
•	Agreed to combine with Goldcorp to create one of the world’s largest gold companies:
•	Glamis shareholders to vote on transaction on October 26.

•	Institutional Shareholder Services issues report supporting the transaction.

•	Update on closing expected by the end of October.
•	Produced 145,634 ounces of gold at a total cash cost of $182 per ounce.

•	Generated cash flow from operations of $38.4 million.

•	Forecasted 2006 gold production of approximately 610,000 ounces at cash costs of approximately $190 per ounce.
“Another excellent performance at El Sauzal mine in Mexico anchored improved overall results in third quarter,” said Kevin McArthur, President and CEO. “Gold production at both Marlin mine in Guatemala and Marigold mine in Nevada increased versus the previous quarter, while cash costs decreased at both. Those mines are well-positioned for further improvement in the fourth quarter.
“We continued to concentrate our exploration and development resources on the Peñasquito property in Mexico, where additional drilling during the third quarter extended mineralization and supports our expectation for further expansion of this very large ore body. We have made good progress on permitting, community relations, human resources and site preparation in advance of full construction, which is targeted for the second quarter of 2007.”

Goldcorp Transaction Update
On Thursday, October 26, a meeting of Glamis shareholders will be held at 9:30 a.m. PDT at the Fairmont Waterfront Hotel in Vancouver, British Columbia. A two-thirds majority vote is needed to approve the transaction. On October 12, Institutional Shareholder Services (ISS) Canada published a comprehensive report that includes a recommendation in support of the proposed combination of Goldcorp and Glamis. ISS is widely recognized as the leading independent proxy voting and corporate governance advisory firm in both Canada and the United States.
“As we progress toward completion of this transaction, we are pleased by the tremendous show of support from shareholders of both Glamis and Goldcorp,” continued McArthur. “We are excited by the prospect of creating a truly differentiated company in the industry: a senior unhedged gold producer with the lowest cash costs among its peers, 50 percent growth expected through 2010 and 70 percent of its reserves in NAFTA countries. In the space of eight years and four major transactions, Glamis has developed a reputation for enhancing shareholder value. We fully expect to continue that track record with this historic combination.”
On August 31, 2006, Glamis entered into a Plan of Arrangement to combine with Goldcorp in which shareholders of Glamis will receive 1.69 common shares of Goldcorp and Cdn$0.0001 in cash for each Glamis share held. Glamis shareholders with questions about the information contained in the information circular and the supplement, or who require assistance in completing the proxy form in advance of Thursday’s shareholder meeting should contact Georgeson Shareholder Communications by calling toll-free 1-866-904-8739. Banks and brokers can call collect at 1-212-440-9800.
Third Quarter Results
Higher total gold sales and realized gold prices per ounce led to a doubling of revenue in the third quarter of 2006, increasing to $91.8 million from $41.1 million in the third quarter of 2005. Glamis sold 144,113 ounces of gold in the quarter at an average realized price of $609 per ounce. By comparison, the Company sold 91,625 ounces of gold in the corresponding period of 2005 at an average realized price of $446 per ounce.
Net income in the quarter totaled $19.2 million, or $0.11 per share, compared to $1.6 million, or $0.01 per share in the same period a year ago. Net earnings included approximately $2.8 million of expenses related to the Goldcorp transaction as well as $1.6 million in non-cash stock-based compensation. Excluding these items, net income totaled $23.6 million, or $0.14 per share. Exploration expense in the quarter was $2.5 million. Weighted average common shares outstanding in the third quarter totaled 166,950,017 compared to 131,536,071 in the third quarter of 2005. Cash flow from operations (before working capital changes and reclamation expenditures) was $38.4 million compared to $14.8 million in the prior year’s third quarter. At September 30, 2006, cash and equivalents were $85.8 million compared to $32.1 million at December 31, 2005.

Operations Review
Total gold production for the third quarter of 2006 was 145,634 ounces at a total cash cost of $182 per ounce. In the third quarter one year ago, production totaled 90,535 ounces of gold at a total cash cost of $231 per ounce.
El Sauzal Mine
El Sauzal achieved a quarterly record 77,085 ounces of gold production at a total cash cost of $101 per ounce, compared to 42,185 ounces of gold at a total cash cost of $165 in 2005. The mine and mill continue to meet or exceed all expectations. Construction of the heap leach pad at El Sauzal is continuing, with gold production from the pad targeted for the second quarter of 2007.
Marlin Mine
Production at Marlin in its third full quarter of commercial production totaled 33,663 gold ounces. Total cash costs improved to $236 per ounce of gold. Seasonal rains affected production in the third quarter, as moisture content in the ore stockpiles exacerbated existing mill feed issues. The rains have subsided, and the Company is assessing design options for a modification of the existing feed system. Improvements are expected to be completed in mid-2007—ahead of next year’s rainy season. Additional resources have been allocated to the underground mining operations at Marlin to achieve its throughput goal of 1,000 tonnes per day. As previously filed in the Company’s September 25 information circular, Marlin is now expected to produce approximately 170,000 ounces of gold in 2006.
Marigold Mine (two-thirds owned)
In the third quarter, Glamis’ 2/3rds share of gold production from Marigold mine was 20,890 ounces of gold at a total cash cost of $317 per ounce. This compares to production of 29,035 ounces of gold in the third quarter of 2005 at a total cash cost of $276 per ounce. Slow leaching ore impacted gold production at Marigold. By the end of the third quarter, mining operations had moved to the Basalt pit, which contains better-leaching ore and higher ore grade. The Company will be mining primarily from the Basalt pit during the fourth quarter of 2006.
San Martin Mine
At San Martin mine, gold production was 13,996 ounces in the third quarter at a total cash cost of $296 per ounce. This compares to production of 19,315 ounces of gold at a total cash cost of $307 per ounce in the third quarter of 2005. The 2007 year will represent the last full year of mining at San Martin, and concurrent reclamation efforts are well advanced.
Peñasquito Project
The Company has completed agreements with all major landholder groups at Peñasquito. The MIA for temporary construction is expected by the end of October, which will allow for the construction of the camp, ancillary facilities, access roads and airstrip. Orders were placed for much of the major mining and milling equipment. The Company’s current timeline calls for completion of permitting by mid-2007, initial production from heap leaching of oxide ore in the second half of 2008, and full operation of the mill and flotation circuit by late 2009. An executive summary providing the details of the feasibility study is available at www.glamis.com in the “Company News” section.
Condemnation and exploration drilling at Peñasquito continued during the third quarter, with six diamond drills operating on the property. Exploration drilling activity continues to focus on extending the Azul target, contiguous to and northeast of the Chile Colorado zone and at the El Sotol target, contiguous to and northwest of the Peñasco zone.
Conference Call
Glamis will host a conference call today at 3:00 pm Eastern (12:00 Pacific) to discuss its third quarter operating and financial results. The call can be accessed by dialing 1-866-383-8003 in the United States and Canada or 1-617-597-5330 for calls outside the United States and Canada. The participant pass code is 65131628. The conference call will also be webcast live at www.glamis.com. A replay of the call will be available on the Glamis web site beginning approximately two hours after the conclusion of the live call. An audio-only replay of the call will be available for 10 days after the call by dialing 1-888-286-8010 in the U.S. and Canada or 1-617-801-6888 outside the U.S. and Canada. The replay pass code number is 38890392.
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold by 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.
—FINANCIAL TABLES TO FOLLOW—

GLAMIS GOLD LTD.
Financial Highlights
(in millions of U.S. dollars, except per share
and per ounce amounts)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2006	2005	2006	2005

Gold ounces produced		145,634	90,535	432,052	293,633
Gold ounces sold		144,113	91,625	430,787	302,552
Silver ounces produced		432,566	25,539	1,130,373	66,565
Silver ounces sold		335,044	27,847	974,629	59,954
Average gold revenue realized per ounce		$609	$446	$597	$434
Average gold market price per ounce		$621	$440	$601	$432
Average silver revenue realized per ounce		$11.75	7.01	$11.28	7.16
Average silver market price per ounce		$11.70	7.07	$11.20	7.07
Total cash cost per ounce		$182	$231	$191	$201
Total production cost per ounce		$308	$342	$315	$307

Production Data:
El Sauzal Mine:	Ore tonnes mined	610,767	571,104	1,996,062	1,495,049
	Waste tonnes mined	1,270,284	1,467,228	3,594,482	3,240,979
	Grade (grams per tonne)	4.49	3.227	4.44	3.47
	Gold ounces produced	77,085	42,185	214,768	130,222
	Total cash cost per ounce	$101	$165	$103	$145
	Total production cost per ounce	$205	$290	$208	$261
Marlin Mine:	Underground ore tonnes mined	34,152	—	120,857	—
	Surface ore tonnes mined	348,575	—	665,585	—
	Waste tonnes mined	534,763	—	1,664,779	—
	Grade (gold grams per tonne)	4.24	—	4.80	—
	Gold ounces produced	33,663	—	105,802	—
	Silver ounces produced	381,944	—	976,422	—
	Total cash cost per ounce	$236	—	$235	—
	Total production cost per ounce	$384	—	$384	—
Marigold Mine (66.7%):	Ore tonnes mined	1,364,363	1,164,996	3,928,106	3,814,481
	Waste tonnes mined	5,003,588	6,222,070	15,551,921	17,885,668
	Grade (grams per tonne)	0.824	0.873	0.711	0.872
	Gold ounces produced	20,890	29,035	65,186	98,374
	Total cash cost per ounce	$317	$276	$304	$225
	Total production cost per ounce	$479	$372	$443	$318
San Martin Mine:	Ore tonnes mined	794,312	1,325,917	3,123,639	4,243,461
	Waste tonnes mined	1,172,116	967,202	3,372,681	3,041,337
	Grade (grams per tonne)	0.864	0.733	0.773	0.669
	Gold ounces produced	13,996	19,315	46,296	65,037
	Total cash cost per ounce	$296	$307	$337	$278
	Total production cost per ounce	$436	$412	$477	$383

Financial Data:
Working capital		$76.8	$25.7	$76.8	$25.7

Cash provided from operations (before changes in non-cash working capital and site closure and reclamation expenditures)		$38.4	$14.8	$121.3	$53.5
Net earnings		$19.2	$1.6	$66.4	$12.0

Basic earnings per share		$0.11	$0.01	$0.44	$0.09

Average shares outstanding		166,950,017	131,536,071	151,110,915	131,178,760

GLAMIS GOLD LTD.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	September 30,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$85.8	$32.1
Accounts and interest receivable	2.1	2.9
Inventories	40.1	29.4
Prepaid expenses and other	2.0	1.3

	130.0	65.7

Mineral property, plant and equipment, net	2,064.9	630.8
Other assets	31.9	24.7
	$2,226.8	$721.2

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$26.4	$27.2
Site closure and reclamation costs, current	0.2	1.0
Current portion, long term debt	15.0	—
Taxes payable	11.6	0.8

	53.2	29.0

Site closure and reclamation costs	16.0	12.2
Long-term debt	65.0	80.0
Future income taxes	482.3	96.4

	616.5	217.6
Shareholders’ equity
Share capital:
Authorized:
Unlimited common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
167,246,978 (2005—131,918,803) common shares	1,524.5	492.9
Contributed surplus	21.2	12.5
Retained earnings (deficit)	64.6	(1.8)

	1,610.3	503.6

	$2,226.8	$721.2

Prepared by management without audit

GLAMIS GOLD LTD.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Revenue	$91.8	$41.1	$268.2	$131.9

Costs and expenses:
Cost of sales	31.5	21.3	93.9	60.5
Depreciation and depletion	20.4	11.0	59.4	34.2
Exploration	2.5	2.9	11.8	5.4
General and administrative	2.8	1.8	9.3	9.9
Stock-based compensation	1.6	1.8	4.8	3.6
Other operating expenses	0.4	0.9	1.0	1.8

	59.2	39.7	180.2	115.4

Earnings from operations	32.6	1.4	88.0	16.5
Interest expense	(1.5)	—	(4.2)	—
Interest income	0.8	0.2	1.8	0.5
Other income (expense)	(3.7)	1.2	(3.2)	1.5

Earnings before income taxes	28.2	2.8	82.4	18.5
Provision for income taxes:
Current	11.9	0.7	26.6	3.8
Future	(2.9)	0.5	(10.6)	2.7

	9.0	1.2	16.0	6.5

Net earnings	$19.2	$1.6	$66.4	$12.0

Earnings per share:
Basic	$0.11	$0.01	$0.44	$0.09
Diluted	$0.11	$0.01	$0.44	$0.09

Weighted average common shares outstanding:
Basic	166,950,017	131,536,071	151,110,915	131,178,760
Diluted	168,765,950	132,299,338	152,717,405	131,799,632

Consolidated Statements of Retained Earnings (Deficit)
(Expressed in millions of U.S. dollars)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Retained earnings (deficit), beginning of period	$45.4	$(18.5)	$(1.8)	$(28.9)
Net earnings	19.2	1.6	66.4	12.0

Retained earnings (deficit), end of period	$64.6	$(16.9)	$64.6	$(16.9)

Prepared by management without audit

GLAMIS GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Cash flows from operating activities
Net earnings	$19.2	$1.6	$66.4	$12.0
Non-cash items:
Depreciation and depletion	20.4	11.0	59.4	34.2
Future income taxes	(2.9)	0.5	(10.6)	2.7
Gain on sale of properties and investments	—	(0.9)	—	(1.2)
Stock-based compensation	1.6	1.8	4.8	3.6
Other	0.1	0.8	1.3	2.2

	38.4	14.8	121.3	53.5
Changes in non-cash operating working capital:
Accounts and interest receivable	0.6	(1.6)	1.0	(0.5)
Taxes recoverable/payable	2.5	(0.3)	10.8	(2.4)
Inventories	(4.2)	(1.8)	(10.5)	(2.3)
Prepaid expenses and other	(0.4)	(0.2)	(0.8)	(0.4)
Accounts payable and accrued liabilities	1.0	3.6	(0.8)	0.5
Site closure and reclamation expenditures	(0.8)	(1.3)	(1.5)	(2.7)

Net cash provided by operating activities	37.1	13.2	119.5	45.7

Cash flows from (used in) investing activities
Western Silver Corporation transaction costs	—	—	(12.0)	—
Purchase of mineral property, plant and equipment, net of disposals	(22.2)	(39.9)	(57.1)	(112.0)
Net proceeds from sale of investments and properties	—	(0.2)	—	0.4
Other assets	(4.2)	(0.7)	(8.4)	0.5

Net cash used in investing activities	(26.4)	(40.8)	(77.5)	(111.1)

Cash flows from financing activities
Proceeds from long-term debt	—	15.0	—	50.0
Proceeds from issuance of common shares	4.8	7.9	11.7	8.5

Net cash provided by financing activities	4.8	22.9	11.7	58.5

Increase (decrease) in cash and cash equivalents	15.5	(4.7)	53.7	(6.9)
Cash and cash equivalents, beginning of period	70.3	24.8	32.1	27.0

Cash and cash equivalents, end of period	$85.8	$20.1	$85.8	$20.1

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Interest, net of interest amounts paid and capitalized	$1.7	$(0.2)	$3.4	$(0.2)
Taxes paid	$6.7	$1.0	$13.4	$5.8

Non-cash financing and investing activities

Prepared by management without audit

Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com
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